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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.   2   )*
                                         ------

                      La Jolla Pharmaceutical Company
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 503459 10 9
                     ----------------------------------
                              (CUSIP Number)

                                 12/2/99
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     /X/ Rule 13d-1(b)

     / / Rule 13d-1(c)

     / / Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                                Page 1 of  5  Pages

CUSIP No. 503459 10 9                 13G
          -----------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     The Allstate Corporation
     36-3871531
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*         (a)  / /
                                                               (b)  / /
 N/A
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       140,428.50
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    140,428.50
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                   0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     140,428.50
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares*
     N/A
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     .69%
-------------------------------------------------------------------------------
(12) Type of Reporting Person
     HC
-------------------------------------------------------------------------------

                           *SEE INSTRUCTION BEFORE FILLING OUT!


                                   Page 2 of 5  Pages

ITEM 1     (a)         Name of Issuer:

                            La Jolla Pharmaceutical Company

           (b)         Address of Issuer's Principal Executive Offices:
                            6455 Nancy Ridge Drive
                            San Diego, California  92121

ITEM 2     (a)         Name of Person Filing:
                            The Allstate Corporation

           (b)         Address of Principal Business Office:
                            2775 Sanders Road
                            Northbrook, Illinois   60062-6127

           (c)         Citizenship:
                            Delaware

           (d)         Title of Class of Securities:
                            Common Stock

           (e)         CUSIP Number:
                            503459 10 9

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b), or 240.13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

           (a)   / /   Broker or Dealer registered under Section 15 of the
                       Act (15 U.S.C.78o);

           (b)   / /   Bank as defined in Section 3(a)(6) of the Act (15
                       U.S.C.78c);

           (c)   / /   Insurance Company as defined in Section 3(a)(19) of
                       the Act (15 U.S.C. 78c);

           (d)   / /   Investment Company registered under Section 8 of the
                       Investment Company Act of 1940 (15 U.S.C. 80a-8);

           (e)   / /   An Investment Adviser in accordance with Section
                       240.13d-1(b) (1) (ii) (E);

           (f)   / /   An Employee Benefit Plan or Endowment Fund in
                       accordance with Section 240.13d-1(b)(1)(ii)(F);

           (g)   /XX/  A Parent Holding Company or control person in
                       accordance with Section 240.13d-1(b)(1)(ii)(G) (Note:
                       See Item 7);

           (h)   / /   A Savings Association as defined in Section 3(b) of
                       the Federal Deposit Insurance Act (12U.S.C. 1813);

           (i)   / /   A Church Plan that is excluded from the definition
                       of an


                                              Page 3 of 5 Pages
                       investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15U.S.C. 80a-3);

           (j)   / /   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4     OWNERSHIP.

           Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

           (a)   Amount Beneficially Owned:

                       140,428.50

           (b)   Percent of Class:

                       .69%

           (c)   Number of shares as to which such person (1) has:

                 (i)   sole power to vote or to direct the vote

                       140,428.50

                 (ii)  shared power to vote or to direct the vote

                       0

                 (iii) sole power to dispose or to direct the disposition of

                       140,428.50

                 (iv)  shared power to dispose or to direct the disposition of

                       0

ITEM 5     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

ITEM 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
           n/a

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Allstate Insurance Company is an an insurance company as that term is defined in Section 3(a)(19) of the Securities Exchange
           Act of 1934.
-------------------------------------------------------------------------------
(1) Allstate Insurance Company, a wholly owned subsidiary of The Allstate Corporation, beneficially owns a warrant to purchase 40,122 shares of common stock at a price of $5 per share and a warrant to purchase 100,306.50 shares of common stock at $6 per share.



                                Page 4 of 5 Pages

ITEM 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           N/A

ITEM 9     NOTICE OF DISSOLUTION OF GROUP.

           N/A

ITEM 10    CERTIFICATION.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2000


                                       THE ALLSTATE CORPORATION

                                       By: ALLSTATE INSURANCE COMPANY




                                           By: /s/ Mary J. McGinn
                                              ---------------------------
                                               Mary J. McGinn
                                               Vice President




                                Page 5 of 5 Pages